SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL TO BE RESOLVED ON AT THE EXTRAORDINARY
SHAREHOLDERS’ MEETING TO BE HELD ON DECEMBER 19, 2008

Shareholders of
Companhia Siderúrgica Nacional

The Management of Companhia Siderúrgica Nacional submits to its Shareholders the following proposal:

  In light of the provisions of article 6 of Law 11,638, as of December 28, 2007, and article 4 of CVM Instruction 469, as of May 2, 2008, the Board of Directors of the Company, in a meeting held on August 12, 2008, decided for the reversal of the Revaluation Reserve booked under fixed assets up to the end of the current fiscal year.
  Said decision will be now submitted to the approval of the Shareholders’ General Meeting.
  The accounting balances which are the object of said reversal were included in the explanatory notes of the Company’s Third Quarter 2008 Financials, as shown below:

Reversal of the Revaluation Reserves pursuant to Law 11,638/07 (Parent Company)	R$/thousand

Revaluation of own assets	6,117,252
Revaluation of assets from subsidiaries	320,448
Deferred income and social contribution taxes on the revaluation reserve – current	(138,720)
Deferred income and social contribution taxes on the revaluation reserve – non-current	(1,827,273)
Deferred income and social contribution taxes on the revaluation reserve – subsidiaries – current	(6,446)
Deferred income and social contribution taxes on the revaluation reserve – subsidiaries – non-current	(98,448)
Revaluation reserve of net income and social contribution taxes – shareholders’ equity	4,366,813
Depreciation and write-off of revaluated assets in 1H08	315,568
Depreciation and write-off of revaluated assets from subsidiaries in 1H08	14,286
Realization of the revaluation reserve in 1H08	209,255
Realization of the revaluation reserve from subsidiaries in 1H08	9,485

BENJAMIN STEINBRUCH
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.